As filed with the Securities and Exchange Commission on May 20, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Energy Future Holdings Corp.

(Exact name of registrant issuer as specified in its charter)

Texas	4911	75-2669310
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew M. Wright

EFH Corporate Services Company

Vice President and Associate General Counsel

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a small reporting company)	Small reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
5.55% Exchange Series P Senior Notes due 2014	(1)	(1)	(1)	(1)
6.50% Exchange Series Q Senior Notes due 2024	(1)	(1)	(1)	(1)
6.55% Exchange Series R Senior Notes due 2034	(1)	(1)	(1)	(1)

(1)	An indeterminate amount of securities are being registered hereby to be offered solely for market-making purposes by specified affiliates of the registrant. Pursuant to Rule 457(q) under the Securities Act of 1933, as amended (the “Securities Act”), no filing fee is required with respect to such securities.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ENERGY FUTURE HOLDINGS CORP.

$1,000,000,000 5.55% Exchange Series P Senior Notes due 2014

$750,000,000 6.50% Exchange Series Q Senior Notes due 2024

$750,000,000 6.55% Exchange Series R Senior Notes due 2034

Interest on the 5.55% Exchange Series P Senior Notes due 2014 (the “2014 notes”), the 6.50% Exchange Series Q Senior Notes due 2024 (the “2024 notes”) and the 6.55% Exchange Series R Senior Notes due 2034 (the “2034 notes”) is payable on May 15 and November 15 of each year. The 2014 notes accrue interest at the rate of 5.55% per annum, the 2024 notes accrue interest at the rate of 6.50% per annum and the 2034 notes accrue interest at the rate of 6.55% per annum. The 2014 notes, the 2024 notes and the 2034 notes, which are collectively referred to herein as the “notes,” unless the context otherwise requires, will mature on November 15, 2014, November 15, 2024 and November 15, 2034, respectively.

Energy Future Holdings Corp. (“EFH Corp.”) may redeem any of the notes at the “make-whole” redemption prices set forth in this prospectus, plus accrued and unpaid interest to the redemption date.

The notes are unsecured and rank equally with all unsecured senior indebtedness of EFH Corp. None of EFH Corp.’s subsidiaries guarantees the notes. The notes are effectively junior to all indebtedness, preferred stock and other liabilities of EFH Corp.’s subsidiaries, including the guarantees by Energy Future Competitive Holdings Company (“EFC Holdings”) and Energy Future Intermediate Holding Company LLC (“Intermediate Holding,” and, collectively, the “Guarantors”), each a direct subsidiary of EFH Corp., of EFH Corp.’s $2,000,000,000 aggregate principal amount of 10.875% Senior Notes due 2017 (the “2017 cash-pay notes”) and $2,500,000,000 aggregate principal amount of 11.250%/12.000% Senior Toggle Notes due 2017 (the “2017 toggle notes,” and together with the 2017 cash-pay notes, the “2017 notes”). Following EFH Corp.’s election to make its May 2009 interest payment by using the payment-in-kind feature, as of May 1, 2009, the aggregate principal amount of the 2017 toggle notes is $2,650,000,000.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 18.

See “Risk Factors” beginning on page 8 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. (the “Market Maker”) and affiliates of the Market Maker in connection with offers and sales of the notes related to market-making transactions in the notes in the secondary market effected from time to time. The Market Maker and the affiliates of the Market Maker may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Sales of notes pursuant to this prospectus will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. EFH Corp. will not receive any proceeds from such sales.

The date of this prospectus is May 20, 2009.

You should rely only on the information contained in this prospectus. We have not, and the Market Maker or its affiliates have not, authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to the registration statement of which this prospectus is a part or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may represent the parties’ risk allocation in the particular transaction, may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes or may no longer continue to be true as of any given date. No offer of these securities is being made in any state where any such offer is prohibited.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read this summary together with the entire prospectus, including the information set forth in the section entitled “Risk Factors” and the information that is incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (our “2008 Form 10-K”) (except for items 6, 7 and 8, which have been superceded by our Current Report on Form 8-K dated May 20, 2009 (our “Form 8-K”), reflecting the retrospective adoption of the reporting requirements of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” on the disclosures in our 2008 Form 10-K), and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (our “March 2009 Form 10-Q”). See the section entitiled “Available Information” for a further discussion on incorporation by reference.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “we,” “our” and “us” refer to Energy Future Holdings Corp. and its consolidated subsidiaries. References to “EFH Corp.” refer to Energy Future Holdings Corp. and not to any of its subsidiaries.

On October 10, 2007, Texas Energy Future Merger Sub Corp (“Merger Sub”) merged with and into EFH Corp. (the “Merger”). As a result of the Merger, investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and Goldman, Sachs & Co. (“Goldman Sachs”, and, together with KKR and TPG, the “Sponsor Group”), and certain other co-investors (collectively with the Sponsor Group, the “Investors”), own EFH Corp. through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC (the “General Partner”). The acquisition of EFH Corp. by Texas Holdings was financed by the equity contributions and the debt financing described in the section entitled “The Transactions.”

Our Businesses

We are a Dallas-based energy company that manages a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, Texas Competitive Electric Holdings Company LLC (“TCEH”) and Oncor Electric Delivery Company LLC (“Oncor”). TCEH is wholly-owned, and EFH Corp. holds an approximate 80% ownership interest in Oncor. Immediately below is an organization chart of EFH Corp.’s major subsidiaries.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales.

As of March 31, 2009, TCEH owned or leased 18,365 megawatts (“MW”) of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the United States of America (“U.S.”). TCEH is currently constructing three lignite/coal-fueled generation units in Texas with expected generation capacity totaling approximately 2,200 MW. Permits have been obtained for construction of the three units, which are expected to come on-line in 2009 and 2010. TCEH provides competitive electricity and related services to more than 2.2 million retail electricity customers in Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the Public Utility Commission of Texas (“PUCT”). Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 39% and 37% of Oncor’s total revenues for the year ended December 31, 2008 and the quarter ended March 31, 2009, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to further separate Oncor from Texas Holdings and its other subsidiaries (collectively, the “Texas Holdings Group”). These measures also serve to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

At March 31, 2009, we had approximately 8,450 full-time employees, including approximately 2,725 employees under collective bargaining agreements.

EFH Corp. was incorporated in Texas in 1996. Our principal executive offices are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411. The telephone number of our principal executive offices is (214) 812-4600. Our Internet address is http://www.energyfutureholdings.com. Information on our web site does not constitute part of this prospectus.

The Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes.

Issuer	Energy Future Holdings Corp.

Securities Offered	$2,500,000,000 aggregate principal amount of notes consisting of:

•	$1,000,000,000 5.55% Exchange Series P Senior Notes due November 15, 2014;

•	$750,000,000 6.50% Exchange Series Q Senior Notes due November 15, 2024; and

•	$750,000,000 6.55% Exchange Series R Senior Notes due November 15, 2034.

Maturity Date	The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034.

Interest Rate	The 2014 notes will bear interest at the annual rate of 5.55%, the 2024 notes will bear interest at the annual rate of 6.50% and the 2034 notes will bear interest at the annual rate of 6.55%. Interest on the notes began to accrue from the date of original issuance, calculated on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period.

Interest Payment Dates	Interest on the notes is payable on May 15 and November 15 of each year.

Indentures	EFH Corp. has issued each series of notes under a separate Indenture, dated as of November 1, 2004, from EFH Corp. to The Bank of New York, as Trustee. In this prospectus, EFH Corp. refers to these indentures as the “Indentures” and the trustee under the Indentures as the “Trustee.”

Ranking	The notes are EFH Corp.’s senior unsecured obligations and:

•	rank senior in right of payment to any future subordinated indebtedness of EFH Corp.;

•	rank equally in right of payment with all of EFH Corp.’s existing and future senior unsecured indebtedness;

•

are structurally subordinated in right of payment to all existing and future indebtedness, preferred stock and other liabilities of EFH Corp.’s subsidiaries, including trade payables and the guarantees of the 2017 notes by the Guarantors (other than indebtedness and liabilities owed to EFH Corp.); and

•	rank effectively junior in right of payment to all future secured indebtedness of EFH Corp., to the extent of the assets securing that indebtedness.

As of March 31, 2009, (1) EFH Corp. did not have any senior secured indebtedness and (2) the notes were structurally subordinated to approximately $40.9 billion principal amount of indebtedness and other liabilities of EFH Corp.’s subsidiaries, including the guarantees of the 2017 notes by the Guarantors and all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor’s and its subsidiaries’ indebtedness. As of March 31, 2009, TCEH had approximately $2.1 billion of additional available capacity under its senior secured credit facilities (excluding amounts available under its commodity collateral posting facility and $42 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, “Lehman”) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, but including $142 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender), and Oncor had approximately $1.4 billion of additional available capacity under its revolving credit facility (excluding $154 million of undrawn commitments from Lehman). In April 2009, a portion of that Lehman commitment to Oncor was purchased by another entity unrelated to Lehman, effectively increasing Oncor’s availability by $32 million. EFH Corp. also had a $400 million cash investment and TCEH had $50 million in letters of credit posted related to interest rate swaps, such investments mature in March 2010.

Security	None.

Redemption	EFH Corp. may at its option redeem all or part of each series of notes at the respective “make-whole” redemption prices discussed under “Description of the Notes—Optional Redemption” in this prospectus, plus accrued and unpaid interest to the redemption date.

Limitation on Liens	EFH Corp. may not grant a lien on the capital stock of any of its subsidiaries to secure indebtedness of EFH Corp. without similarly securing the Notes, with certain exceptions. This covenant does not restrict the granting of liens by EFH Corp.’s subsidiaries in any way. See “Description of the Notes—Limitation on Liens” in this prospectus.

Trustee and Paying Agent	The Bank of New York.

Use of Proceeds	This prospectus may be delivered in connection with the resale of notes by the Market Maker and the affiliates of the Market Maker in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such transactions. See “Use of Proceeds.”

No Public Market	We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The Market Maker has advised us that it intends to make a market in the notes as permitted by applicable laws and regulations; however, it is not obligated to do so, and it may discontinue its market-making activities at any time without notice. See “Risk Factors—Risks Related to the Notes—Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.”

Risk Factors	You should consider carefully all of the information set forth or incorporated by reference in this prospectus prior to investing in the notes. In particular, we urge you to consider carefully the discussion set forth under the heading “Risk Factors.”

Summary Historical Consolidated Financial Data of EFH Corp. and its Subsidiaries

The following table sets forth our summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2008 and 2007 (Successor) and for the year ended December 31, 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) and for the year ended December 31, 2006 (Predecessor) have been derived from our audited historical consolidated financial statements and related notes incorporated herein by reference to our 2008 Form 10-K and our Form 8-K. The historical financial data as of December 31, 2006, 2005 and 2004 (Predecessor) and for the years ended December 31, 2005 and 2004 (Predecessor) has been derived from our audited historical consolidated financial statements that are not included in our 2008 Form 10-K and our Form 8-K. The historical financial data as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 have been derived from our unaudited historical interim condensed consolidated financial statements and related notes incorporated herein by reference to our March 31, 2009 Form 10-Q. In our opinion, such unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with our 2008 Form 10-K, our Form 8-K and our March 31, 2009 Form 10-Q, which are incorporated by reference herein, including the sections of our 2008 Form 10-K, our Form 8-K and our March 31, 2009 Form 10-Q captioned “Glossary,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes that are included in our 2008 Form 10-K, our Form 8-K and our March 31, 2009 Form 10-Q.

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
				Year Ended December 31,
				2006	2005	2004
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues (a)	$11,364	$1,994	$8,044	$10,703	$10,826	$9,319
Income (loss) from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles	(9,998)	(1,361)	699	2,465	1,775	81
Income from discontinued operations, net of tax effect	—	1	24	87	5	378
Extraordinary gain (loss), net of tax effect	—	—	—	—	(50)	16
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	(8)	10
Exchangeable preferred membership interest buyback premium	—	—	—	—	—	849
Preference stock dividends	—	—	—	—	10	22
Net income (loss)	(9,998)	(1,360)	723	2,552	1,712	(386)
Net loss attributable to noncontrolling interests	160	—	—	—	—	—
Net income (loss) attributable to EFH Corp.	(9,838)	(1,360)	723	2,552	1,712	(386)
Dividends declared per share	—	—	$1.30	$1.67	$1.26	$0.47
Ratio of earnings to fixed charges (b)	—	—	2.30	5.11	3.80	1.16
Ratio of earnings to combined fixed charges and preference dividends (b)	—	—	2.30	5.11	3.74	1.11

	Successor		Predecessor
	December 31,		December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Balance Sheet Data:
Total assets (c)	$59,263	$64,804	27,216	$27,978	$24,059
Property, plant & equipment — net	29,522	28,650	18,569	17,006	16,495
Goodwill and intangible assets	17,379	27,319	729	728	723
Total debt (d)	42,460	40,834	12,607	13,380	12,851
Preferred stock of subsidiaries (e)	—	—	—	—	38
EFH Corp. shareholders’ equity	(3,532)	6,685	2,140	475	639
Noncontrolling interests in subsidiaries	1,355	—	—	—	—

	Successor		Predecessor
	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
				2006	2005	2004
	(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,505	$(450)	$2,265	4,954	$2,793	$1,758
Cash flows provided by (used in) financing activities from continuing operations	2,837	33,865	1,394	(2,332)	(1,563)	(6,519)
Cash flows provided by (used in) investing activities from continuing operations	(2,934)	(34,563)	(2,283)	(2,664)	(1,038)	4,280
Other Financial Data:
Capital expenditures, including nuclear fuel	$2,978	$707	$2,395	$2,297	$1,104	$999

(a)	The operating revenues shown above reflect the change in classification for commodity hedging and trading activities discussed in Note 1 to our historical consolidated financial statements that are included in our Form 8-K that resulted in an increase in operating revenues of $1.492 billion and $554 million for the Successor period from October 11 through December 31, 2007 and the Predecessor period from January 1 through October 10, 2007, respectively, a decrease of $153 million for the year ended December 31, 2006, and an increase of $164 million and $103 million for the years ended December 31, 2005 and 2004, respectively.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(c)	The total assets shown above reflect the change in presentation related to our adoption of FSP FIN 39-1 as discussed in Note 1 to our historical consolidated financial statements that are included in our Form 8-K. Such change in presentation resulted in an increase of $1.020 billion, $1.383 billion, $2.439 billion and $870 million in our total assets and total liabilities as of December 31, 2007, 2006, 2005 and 2004, respectively, as compared to amounts reported in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007.
(d)	Includes long-term debt, including amounts due currently, and short-term borrowings. Also includes equity-linked debt securities in the amount of $179 million and $285 million for years ended December 31, 2005 and 2004, respectively.
(e)	Preferred stock outstanding at the end of 2008, 2007, 2006 and 2005 has a stated amount of $51 thousand.

Note: Although EFH Corp. continued as the same legal entity after the Merger, its “Selected Financial Data” for periods preceding the Merger and for the periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor”, respectively. The consolidated financial statements of the Predecessor have been prepared on the same basis as the audited financial statements included in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2007 with the exception of a change in presentation related to EFH Corp.’s adoption of FSP FIN 39-1 and a change in classification to report the results of commodity hedging and trading activities on a separate line in the income statement instead of within operating revenues. (See “Basis of Presentation” in Note 1 to our historical consolidated financial statements that are included in our Form 8-K.) The consolidated financial statements of the Successor also reflect the application of “purchase accounting” and the adoption of SFAS 160.

Note: Results for 2008 are significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation plants. Results for 2004 are significantly impacted by charges related to EFH Corp.’s comprehensive restructuring plan.

	Successor
	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues	$2,139	$2,354
Net income (loss)	454	(1,269)
Net income attributable to noncontrolling interests	(12)	—
Net income (loss) attributable to EFH Corp.	442	(1,269)

Dividends declared per share	$—	$—
Ratio of earnings to fixed charges (a)	2.02	—
Ratio of earnings to combined fixed charges and preference dividends (a)	2.02	—

Successor
March 31, 2009
(millions of dollars)
Balance Sheet Data:
Total assets — end of period	$61,388
Property, plant & equipment — net — end of period	29,612
Goodwill and intangible assets — end of period	17,325
Total debt — end of period (b)	42,609
Total preferred stock and stock of subsidiaries (c)	—
EFH Corp. shareholders’ equity	(3,076)
Noncontrolling interests in subsidiaries	1,386

	Successor
	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
	(millions of dollars)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$590	$(160)
Cash flows provided by financing activities	138	689
Cash flows used in investing activities	(882)	(724)

Other Financial Information:
Capital expenditures, including nuclear fuel	$635	$768

(a)	Fixed charges and combined fixed charges and preference dividends exceeded “earnings” (net loss) by $1.929 billion for the three months ended March 31, 2008.
(b)	Includes long-term debt, including amounts due currently, and short-term borrowings.
(c)	Preferred stock outstanding at March 31, 2009 has a stated amount of $51 thousand.

RISK FACTORS

You should carefully consider the risk factors set forth below and the risk factors incorporated herein by reference to our 2008 Form 10-K as well as the other information contained and incorporated by reference in this prospectus before deciding to invest in the notes. The selected risks described below and the risks that are incorporated herein by reference to our 2008 Form 10-K are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. Any of the following risks or any of the risks described in our 2008 Form 10-K could materially and adversely affect our business, financial condition, operating results or cash flow. In such a case, the trading price of the notes could decline, or we may not be able to make payments of interest and principal on the notes, and you may lose all or part of your original investment.

Risks Related to the Notes

Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. Certain financial institutions have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, those entities are not obligated to make a market in any of the notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for any of the notes, if developed, may not continue. Because Goldman, Sachs & Co. and its respective affiliates may be considered affiliates of ours, they are required to deliver a current “market-maker” prospectus in connection with any secondary market sale of the notes, which may affect their ability to continue market-making activities. Historically, the market for noninvestment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for any of the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from your purchase price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our debt agreements, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance indebtedness, including the notes. These alternative measures may not be successful or may not be adequate for us to meet our debt service obligations then due. Additionally, our debt agreements, including the indenture governing the notes, limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

If we or any of our subsidiaries defaults on obligations to pay indebtedness, we may not be able to make payments on the notes.

Any default under our debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If our subsidiaries are unable to generate sufficient cash flows and we are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our and their indebtedness, or if we or they otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing our and their indebtedness, we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the lenders under TCEH’s senior secured credit facilities, institute foreclosure proceedings against the pledged assets, and we or they could be forced into bankruptcy or liquidation. If the operating performance of our subsidiaries declines, we or certain of our subsidiaries, including TCEH, may in the future need to obtain waivers from the required lenders to avoid being in default. If our subsidiaries breach the covenants under TCEH’s senior secured credit facilities or the indenture governing the TCEH senior notes and seek a waiver, they may not be able to obtain a waiver from the required lenders. If this occurs, they would be in default under the instrument governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy or liquidation.

EFH Corp. is a holding company, and its obligations are structurally subordinated to existing and future liabilities and preferred stock of its subsidiaries.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. The historical consolidated financial statements included in our Form 8-K and incorporated into this prospectus by reference include all of our subsidiaries. Our subsidiaries generated all of our revenues for the year ended December 31, 2008 and for the quarter ended March 31, 2009, and as of March 31, 2009, our subsidiaries held substantially all of our total assets. However, our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments.

Accordingly, EFH Corp.’s cash flows and ability to meet its obligations are largely dependent upon the earnings of its subsidiaries and the payment of such earnings to EFH Corp. in the form of dividends, distributions, loans or otherwise, and repayment of loans or advances from EFH Corp.

The notes are not guaranteed by any of our subsidiaries. Our subsidiaries generated substantially all of our revenues for the year ended December 31, 2008 and the three-month period ended March 31, 2009, and as of March 31, 2009, our subsidiaries held a substantial majority of our total assets.

Because EFH Corp. is a holding company, its obligations to its creditors are structurally subordinated to all existing and future liabilities and existing and future preferred stock of its subsidiaries. Therefore, EFH Corp.’s rights and the rights of its creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject, and effectively subordinated, to the prior claims of such subsidiary’s creditors, including the lenders under the TCEH senior secured facilities, the holders of TCEH’s senior notes, the holders of the guarantees of the Guarantors of the 2017 notes, and the holders of such subsidiary’s preferred stock. To the extent that EFH Corp. may be a creditor with recognized claims against any such subsidiary, EFH Corp.’s claims are subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFH Corp. Subject to restrictions contained in financing arrangements, EFH Corp.’s subsidiaries may incur additional indebtedness and other liabilities.

In connection with the Merger, a significant amount of debt was issued by EFH, including the 2017 notes, and TCEH, including $25.2 billion of committed financing under the TCEH senior secured facilities and $6.75 billion of TCEH senior notes. Also, EFC Holdings and Intermediate Holding have each unconditionally guaranteed full payment when due of all obligations of EFH Corp. under the indenture related to the 2017 notes. This debt is structurally senior to the notes offered hereby, because none of EFH Corp.’s subsidiaries have guaranteed the notes offered hereby.

The interests of our controlling stockholders may differ from the interests of the holders of the notes.

The Sponsor Group indirectly owns approximately 60% of our capital stock on a fully-diluted basis through their investment in Texas Holdings. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s LLC Agreement, to have shared voting or dispositive power over Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our stockholders.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as equity holders, might conflict with your interests as a note holder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a note holder. Additionally, the indenture governing the notes permits us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and the Sponsor Group may have an interest in our doing so.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated into this prospectus by reference to our 2008 Form 10-K, our March 2009 Form 10-Q and our Form 8-K, contains “forward-looking statements.” All statements, other than statements of historical facts, that are included in this prospectus, or our 2008 Form 10-K, our March 2009 Form 10-Q or our Form 8-K, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” contained elsewhere in this prospectus and in the section of our 2008 Form 10-K captioned “Risk Factors” and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the U.S. Congress, the U.S. Federal Energy Regulatory Commission (“FERC”), the PUCT, the Railroad Commission of Texas, the U.S. Nuclear Regulatory Commission, the U.S. Environmental Protection Agency and the Texas Commission on Environmental Quality, with respect to, among other things:

•	allowed prices;

•	allowed rates of return;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generating facilities;

•	operations of mines;

•	acquisitions and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies, and

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and refined products;

•	unanticipated changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against changes in commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, and changes in market demand and demographic patterns;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions;

•	competition for new energy development and other business opportunities;

•	inability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology used by and services offered by us;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including pension benefits and other postretirement employee benefits, and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	significant changes in critical accounting policies;

•	actions by credit rating agencies;

•	economic conditions;

•	our ability to implement cost reduction initiatives, and

•

with respect to our lignite coal-fueled generation construction and development program, more specifically, our ability to fund such investments, changes in competitive market rules, unexpected judicial rulings, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity, our ability and the ability of our contractors to attract and retain, at projected rates, skilled labor for constructing the new generating units, changes in wholesale electricity prices or energy commodity prices, transmission capacity and constraints, supplier performance risk, changes in the cost and availability of materials necessary for the construction program and our ability to manage the significant construction, commissioning and start-up program to a timely conclusion with limited cost overruns.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus, including the industry and market data and other statistical information incorporated into this prospectus by reference to our 2008 Form 10-K, our March 2009 Form 10-Q or our Form 8-K, are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT. We did not commission any of these publications or reports. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus, our 2008 Form 10-K, our March 2009 Form 10-Q or our Form 8-K. Similarly, while we believe that our internal and external research is reliable, it has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

THE TRANSACTIONS

The Merger

On October 10, 2007, Merger Sub, Texas Holdings’ wholly owned subsidiary, acquired EFH Corp. through a merger of Merger Sub with and into EFH Corp. under the terms and conditions of the Merger Agreement. Upon the effectiveness of the Merger, each share of EFH Corp. common stock outstanding immediately prior to the Merger (other than shares held by us or any of our subsidiaries or Texas Holdings or any of its subsidiaries, including Merger Sub, in each case not held on behalf of third parties, or shares held by holders who properly exercised their rights of dissent and appraisal under Texas law) was cancelled and converted into the right to receive $69.25 in cash, without interest and less any applicable withholding taxes.

Equity Contributions

At the closing of the Merger, Texas Holdings received an aggregate equity investment of approximately $8.3 billion. Investment funds affiliated with the Sponsor Group, or their respective assignees, contributed approximately $5.1 billion to Texas Holdings. The Sponsor Group obtained approximately $2.3 billion in equity investments from other existing investors in KKR’s and TPG’s private equity funds and other third party investors. Following the closing of the Merger, the Sponsor Group owned approximately 62% of the limited partnership units issued by Texas Holdings in connection with the Merger.

The equity contributions by the Sponsor Group and the Investors are referred to herein as the “Equity Contributions.”

Debt Financing

In connection with the Merger, in addition to the Equity Contributions described above, we entered into the following debt financing arrangements, in each case, arranged by a consortium of arrangers and bookrunners:

•	Senior secured credit facilities of TCEH (the “TCEH Senior Secured Facilities”) that are guaranteed by EFC Holdings and subsidiaries of TCEH, consisting of the following:

(a)	a $16.45 billion senior secured initial term loan facility of TCEH (the “TCEH Initial Term Loan Facility”), which was used to fund the Merger and related transactions;

(b)	a $4.1 billion senior secured delayed draw term loan facility of TCEH (the “TCEH Delayed Draw Term Loan Facility”), which is being used to fund capital expenditures and expenses related to the development of the three new lignite-fueled generation units and environmental upgrades of existing generation facilities;

(c)	a $1.25 billion senior secured letter of credit facility of TCEH (the “TCEH Letter of Credit Facility”), which is being used for general corporate purposes;

(d)	a $2.7 billion senior secured revolving credit facility of TCEH (the “TCEH Revolving Credit Facility”), , under which amounts are available (A) in the form of letters of credit and (B) for borrowings on same-day notice, referred to as the swingline loans, which is being used for working capital and for other general corporate purposes; and

(e)	a senior secured cash posting credit facility of TCEH (the “TCEH Commodity Collateral Posting Facility”), the size of which is determined by the out-of-the-money mark-to-market exposure, inclusive of any unpaid settlement amounts, of TCEH and its subsidiaries on a hypothetical portfolio of certain commodity swaps and futures transactions, which is being used to fund all of the margin payments due on specified volumes of natural gas hedges;

•	a $6.75 billion senior unsecured interim loan facility of TCEH (the “TCEH Senior Interim Facility”), which was used to fund the Merger and related transactions; and

•	a $4.5 billion senior unsecured interim loan facility of EFH Corp. (the “EFH Senior Interim Facility”), which was used to fund the Merger and related transactions.

In October 2007, TCEH and TCEH Finance, Inc. issued in a private offering $3,000,000,000 aggregate principal amount of 10.25% Senior Notes due 2015 (the “TCEH Series A cash-pay notes”). In December 2007, TCEH and TCEH Finance, Inc. issued in a private offering $2,000,000,000 aggregate principal amount of 10.25% Senior Notes due 2015, Series B (the “TCEH Series B cash-pay notes” and, together with the TCEH Series A cash-pay notes, the “TCEH cash-pay notes”), and $1,750,000,000 aggregate principal amount of 10.50%/11.25% Senior Toggle Notes due 2016 (the “TCEH toggle notes” and, together with the TCEH cash-pay notes, the “TCEH senior notes”). Following TCEH’s election to make its May 2009 interest payment by using the payment-in-kind feature, as of May 1, 2009, the aggregate principal amount of the TCEH toggle notes is $1,848,439,000. The proceeds from the offering of TCEH senior notes, along with cash on hand, were used by TCEH to repay in full the TCEH Senior Interim Facility.

In October 2007, EFH Corp. issued in a private offering the 2017 notes. The proceeds from the offering of the 2017 notes, along with cash on hand, were used by EFH Corp. to repay in full the EFH Senior Interim Facility.

We refer to the above, collectively, as the “Debt Financing.”

Concurrently with the transactions described above, Oncor entered into a $2.0 billion senior revolving credit facility (the “Oncor Revolving Credit Facility”), which may be increased by up to $500 million, subject to certain conditions, which is being used by Oncor for working capital and for other general corporate purposes. Borrowings under the Oncor Revolving Credit Facility were used for the refinancing of $800 million of outstanding notes issued by Oncor that became mandatorily redeemable by Oncor upon consummation of the Merger, repayment of approximately $385 million of borrowings under Oncor’s pre-Merger credit facilities, and approximately $113 million of borrowings were used to repurchase its receivables from TXU Receivables Company at the request of the funding institutions under the Receivables Program (as defined below) because Oncor is no longer an eligible originator under the Receivables Program. No portion of the Oncor Revolving Credit Facility was used to finance the Merger or the Debt Repayment (as defined below). In May 2008, Oncor secured the Oncor Revolving Credit Facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of the Oncor Revolving Credit Facility.

Also, in connection with the Merger, our commercial paper-backed accounts receivable securitization program (the “Receivables Program”) was amended. In connection with the amendment, the special purpose entities established by the financial institutions requested that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company. Accordingly, Oncor used a portion of its borrowings under the Oncor Revolving Credit Facility and cancelled a note due to it by TXU Receivables Company to repurchase its receivables. Subsequent to the Merger, only subsidiaries of TCEH have participated in the accounts receivables securitization program.

Pursuant to the terms of the Merger Agreement, in September 2007, we commenced offers to purchase and consent solicitations with respect to $1.0 billion in aggregate principal amount of EFH Corp.’s outstanding 4.80% Series O Senior Notes due 2009, $250 million in aggregate principal amount of TCEH’s outstanding 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s outstanding 7.000% Senior Notes due 2013 (collectively, the “Specified Notes”). On the closing date of the Merger, we purchased an aggregate of $996 million, $247 million and $995 million of the principal amount of these notes, respectively. In connection with the Merger, we redeemed and repaid an aggregate of approximately $5.5 billion of our existing consolidated indebtedness (including the Specified Notes, but excluding indebtedness of Oncor), including debt that became payable upon the consummation of the Merger. We refer to the tender offers for the Specified Notes and the redemption and repayment of this outstanding indebtedness as the “Debt Repayment.”

We refer to the transactions listed above, including the Merger and the application of the proceeds of the Equity Contributions and the Debt Financing, as the “Transactions.”

Sources and Uses

The sources and uses of the funds for the Transactions are shown in the table below.

Sources of funds:		Uses of funds:
(millions of dollars)
Cash and other sources	$946	Equity purchase price (5)	$32,384
TCEH Senior Secured Facilities (1)	18,982	Repayment of existing debt (6)	5,470
EFH Senior Interim Facility (2)	4,500	Transaction costs (7)	1,624
TCEH Senior Interim Facility (3)	6,750	Existing debt (8)	4,743

Equity contributions (4)	8,300
Existing debt (8)	4,743

Total sources of funds	$44,221	Total uses of funds	$44,221

(1)	The TCEH Senior Secured Facilities consist of the following:
(a)	the $16.45 billion TCEH Initial Term Loan Facility;
(b)	the $4.1 billion TCEH Delayed Draw Term Loan Facility, of which $2.15 billion was drawn at the closing of the Merger;
(c)	the $2.7 billion TCEH Revolving Credit Facility;
(d)	the $1.25 billion TCEH Letter of Credit Facility, of which $1.25 billion was drawn but held as restricted cash at the closing of the Merger; and
(e)	the TCEH Commodity Collateral Posting Facility, of which $382 million was actually drawn at the closing of the Merger.
(2)	The proceeds from the offering of the 2017 notes, along with cash on hand, were used to repay in full the EFH Senior Interim Facility.
(3)	The proceeds from the offering of TCEH senior notes, along with cash on hand, were used to repay in full the TCEH Senior Interim Facility.
(4)	Consists of Equity Contributions by the Sponsor Group, the Investors and management contributions.
(5)	Reflects the amount of total consideration paid to holders of outstanding shares of EFH Corp.’s common stock, outstanding awards under the terms of EFH Corp.’s equity benefit plans, and common stock issuable upon conversion of EFH Corp.’s Floating Rate Convertible Senior Notes. The equity purchase price was determined based upon the sum of (A) 461.2 million shares of common stock multiplied by $69.25 per share; (B) 5.3 million shares of common stock issuable pursuant to the terms of outstanding awards under the terms of EFH Corp.’s equity benefit plans multiplied by $69.25 per share; and (C) 1.5 million shares of common stock issuable upon conversion of EFH Corp.’s Floating Rate Convertible Senior Notes due 2033 multiplied by $69.25 per share less $25 million principal amount of such notes.
(6)	Repayment of existing indebtedness consists of the Debt Repayment described under “—The Transactions-Debt Financing.”
(7)	Reflects fees and expenses associated with the Transactions, including placement and other financing fees, advisory fees, transactions fees paid to affiliates of the members of the Sponsor Group, and other transaction costs and professional fees.
(8)	Excludes Oncor-related debt of $5,107 million as of September 30, 2007, including transition bonds and approximately $113 million related to repurchasing Oncor’s receivables previously sold under the Receivables Program.

Ring-Fencing

Upon the consummation of the Merger, EFH Corp. and Oncor implemented several measures that are referred to as “ring-fencing.” Such measures included the following:

•

the transfer of EFH Corp.’s ownership of Oncor to Oncor Holdings, a newly-formed special purpose, bankruptcy remote subsidiary, and immediately thereafter the transfer of EFH Corp.’s ownership of Oncor Holdings to a newly-formed, wholly owned subsidiary, Intermediate Holding;

•	the conversion of Oncor from a Texas corporation to a Delaware limited liability company;

•

the inclusion of covenants in Oncor Holdings’ and Oncor’s limited liability company agreements intended to enhance the separation of Oncor Holdings and its subsidiaries, including Oncor, from Texas Holdings and its other subsidiaries, including Intermediate Holding;

•

the establishment of boards of directors for Oncor Holdings and Oncor with a majority of members who meet the New York Stock Exchange requirements for independence in all material respects and whose unanimous consent is required to take certain material actions, including (i) to consolidate or merge (A) with EFH Corp. or any of EFH Corp.’s other subsidiaries or (B) with any other entity, if Oncor Holdings or Oncor, as applicable, would not be the surviving entity; (ii) to sell, transfer or dispose of all or substantially all of the assets of Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors; (iii) to institute, or consent to the institution of, bankruptcy or insolvency proceedings in respect of Oncor Holdings or Oncor, as applicable; or (iv) to the fullest extent permitted by law, to dissolve or liquidate Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors;

•

the specific delegation to each of the board of directors and the independent directors of Oncor, each acting by majority vote, of the right to prevent distributions, if it or they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

after the appointment of the initial independent directors, the delegation of the ability to nominate, appoint, and fill vacancies in respect of the independent directors of Oncor and Oncor Holdings to a standing nominating committee of Oncor Holdings’ board, a majority of whose members are independent directors; and

•

the incurrence of new indebtedness, evidenced by the Oncor Revolving Credit Facility, the lenders of which will be specifically relying on the separateness of Oncor Holdings and Oncor, and their assets, from Texas Holdings and its other subsidiaries.

The ring-fencing measures are based on certain principles articulated by rating agencies and certain commitments made by Texas Holdings and Oncor to the PUCT and the FERC intended to further separate Oncor from Texas Holdings and its subsidiaries and to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor Holdings or of any of its subsidiaries would be substantively consolidated with the assets and liabilities of Texas Holdings or of any of its other subsidiaries in the event of a bankruptcy of one or more of those entities. A number of ring-fencing measures put in place were incorporated into a PUCT order that is legally binding on Oncor.

The Transactions do not provide for new pledges or encumbrances of the assets of Oncor for the benefit of EFH Corp. and its subsidiaries (other than the ring-fenced entities). Oncor did not incur, guarantee or pledge assets in respect of any incremental new debt related to the Transactions. There was neither new debt issued by nor borrowing at Oncor to finance the Transactions. None of the ring-fenced entities will guarantee or otherwise hold out its credit as being available to support the obligations of EFH Corp. or any of its subsidiaries (other than the ring-fenced entities). In addition, lenders under the TCEH Senior Secured Facilities and the holders of the 2017 notes and the TCEH senior notes have acknowledged, and the future holders of such notes will acknowledge, by acceptance of such notes, the legal separateness of Oncor and its subsidiaries from the borrowers and guarantors under such financing documents. Lenders under the TCEH Senior Secured Facilities and the holders of the 2017 notes and the TCEH senior notes also agreed, and the future holders of such notes will agree, by acceptance of such notes, that they will not initiate any bankruptcy proceedings against Oncor Holdings or its subsidiaries and that Oncor Holdings and its subsidiaries are entitled to enforce this non-petition covenant.

Sale of Minority Interests in Oncor

In November 2008, Oncor issued and sold additional equity interests to Texas Transmission Investment LLC. Texas Transmission Investment LLC is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, Borealis Infrastructure Management Inc., and the Government of Singapore Investment Corporation, acting through its private equity and infrastructure arm, GIC Special Investments Pte Ltd.

Texas Transmission Investment LLC acquired the equity interests for $1.254 billion in cash. At the closing of the sale, Oncor also offered and sold additional equity interests to Oncor Management Investment LLC, an entity owned by certain members of Oncor’s management team, for the same price per unit of equity interest paid by Texas Transmission Investment LLC. Accordingly, the equity issuances in 2008 resulted in EFH Corp. indirectly owning 80.04% of Oncor, certain members of Oncor management indirectly owning 0.21% of Oncor and Texas Transmission Investment LLC owning 19.75% of Oncor.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission Investment LLC and the members of Oncor management upon completion of these transactions were distributed to Oncor Holdings and ultimately to EFH Corp.

USE OF PROCEEDS

This prospectus may be delivered in connection with the resale of notes by the Market Maker and its affiliates in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such resales.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2009. This table should be read in conjunction with the information included under the headings “The Transactions” and “Use of Proceeds” included elsewhere in this prospectus and in conjunction with our 2008 Form 10-K, our March 2009 Form 10-Q and our Form 8-K, which are incorporated by reference herein, including the sections of our Form 8-K and March 2009 Form 10-Q captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes that are included in our Form 8-K and March 2009 Form 10-Q.

As of March 31, 2009
(millions of dollars)
Debt:
EFH Corp.:
2017 notes (unsecured) (a)	$4,500
Other unsecured debt	1,856

Total EFH Corp. debt	6,356

EFC Holdings (b):
Secured debt	95
Unsecured debt	9

Total EFC Holdings debt	104

TCEH:
TCEH senior secured facilities	22,127
TCEH senior notes (unsecured) (a)	6,750
Other secured debt	213
Other unsecured debt	1,383

Total TCEH debt	30,473

Oncor:
Secured debt	5,579

Debt of other subsidiaries:
Secured debt (c)	97
Total consolidated debt	42,609
Total EFH Corp. shareholders’ equity	(3,076)
Total noncontrolling interests in subsidiaries	1,386

Total capitalization	$40,919

(a)	The aggregate principal amounts reported in this table do not account for EFH Corp. and TCEH’s election to use the payment-in-kind feature of their respective toggle notes in lieu of making cash interest payments on the May 1, 2009 interest payment date. As a result of their elections to use the payment-in-kind feature, as of May 1, 2009, the aggregate principal amount of the 2017 toggle notes was increased to $2,650,000,000 and the aggregate principal amount of the TCEH toggle notes was increased to $1,848,439,000.
(b)	Excludes EFC Holdings’ guarantee of the 2017 notes, the TCEH senior secured facilities and the TCEH senior notes.
(c)	Consists of building financing lease.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the terms “we,” “our” and “us” each refer to EFH Corp. and its consolidated Subsidiaries.

An Indenture and an officer’s certificate relating to each series of notes establish the terms of the notes. The notes are three separate series of debt securities that EFH Corp. has issued under an Indenture. The notes and all other debt securities issued under any Indenture are collectively referred to herein as Debt Securities. Each Indenture permits EFH Corp. to issue an unlimited amount of Debt Securities from time to time. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of such series. This means that EFH Corp. may from time to time, without the consent of the existing holders of the notes of any series, issue additional Debt Securities having the same terms and conditions as the notes of any series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on such Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the applicable series of notes.

This section summarizes the material terms of the notes and the Indentures, as supplemented by the officer’s certificates. This summary does not contain a complete description of the notes, the Indentures or the officer’s certificates. You should read this summary together with the Indentures and officer’s certificates for a complete understanding of all of the provisions and for the definitions of some terms used in this summary. Each Indenture and each officer’s certificate is available upon request to EFH Corp. or the Trustee and has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. In addition, each Indenture is qualified under the Trust Indenture Act of 1939 and is therefore subject to the provisions of that Act. You should read the Trust Indenture Act of 1939 for a complete understanding of its provisions. In this section, EFH Corp. includes references in parentheses to sections of the Indentures. Whenever EFH Corp. refers to particular sections or defined terms of the Indentures herein, those sections or defined terms are incorporated by reference herein.

Because EFH Corp. is a holding company that conducts all of its operations through subsidiaries, holders of the notes will generally have a position junior to the claims of creditors and preferred shareholders of the subsidiaries of EFH Corp. The Indentures do not limit the aggregate amount of indebtedness that EFH Corp. or its subsidiaries may issue, nor do they limit the ability of EFH Corp. or its subsidiaries to grant a lien on any of their assets. Many of these subsidiaries have outstanding indebtedness and some have outstanding shares of preferred stock. The notes do not limit the amount of indebtedness or preferred stock issuable by EFH Corp.’s subsidiaries. The notes are unsecured obligations of EFH Corp. and rank on parity with EFH Corp.’s other unsecured and unsubordinated indebtedness. As of March 31, 2009, (i) EFH Corp. did not have any senior secured indebtedness and (ii) the notes were structurally subordinated to approximately $40.9 billion principal amount of indebtedness and other liabilities of EFH Corp.’s subsidiaries, including the guarantees of the 2017 notes by the Guarantors and all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor’s and its subsidiaries’ indebtedness.

The Indentures do not contain provisions that afford holders of notes protection in the event of a highly-leveraged transaction or other similar transaction, such as the Merger, involving EFH Corp. or its subsidiaries that may adversely affect the holders.

The notes of each series were issued in fully registered form, without interest coupons, and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes were initially issued in book-entry form and are represented by fully registered global certificates. The global certificates are registered in the name of Cede & Co., as registered owner and as nominee for Depository Trust Company (DTC). Purchases of beneficial interests in the global certificate are made in book-entry form. Except under the limited circumstances described in this prospectus, purchasers of these beneficial interests will not receive certificates representing their beneficial interests in the Notes. See —“Book-Entry” below.

The Notes may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York in The City of New York.

Maturity and Interest

The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034, unless earlier redeemed. Interest on the notes will:

•	be payable in U.S. dollars at the rate of 5.55% with respect to the 2014 notes, 6.50% with respect to the 2024 notes and 6.55% with respect to the 2034 notes;

•

be computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period;

•	be payable semi-annually in arrears on May 15 and November 15 of each year, and at maturity or earlier redemption; and

•

be paid to the persons in whose names the notes are registered at the close of business (i) on the business day prior to each interest payment date if the notes are in book-entry only form or (ii) on the 15th calendar day before each interest payment date for the notes if the notes are not in book-entry only form.

EFH Corp. shall not be required to make transfers or exchanges of the notes for a period of 15 calendar days next preceding an interest payment date.

Optional Redemption

EFH Corp. may redeem the notes of each series, in whole or in part, at its option, at any time and from time to time prior to their maturity. EFH Corp. will give notice of its intent to redeem the notes at least 30 and not more than 60 days prior to the redemption date. If EFH Corp. redeems all or any part of the notes of any series, it will pay a “make-whole” redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the notes of such series being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points in the case of the 2014 notes, 35 basis points in the case of the 2024 notes or 35 basis points in the case of the 2034 notes;

plus, in each case, accrued and unpaid interest on those notes to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually determined by the Trustee for such redemption date.

“H.15(519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Reference Treasury Dealer” means Citigroup Global Markets Inc., and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), EFH Corp. shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Payment and Paying Agents

In the event that any payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled date. With respect to payments, a business day is a day, other than a Saturday, Sunday or a day on which banking institutions and trust companies are generally authorized or required to remain closed in the place of payment. The place of payment for the notes is The City of New York. Subject to any applicable laws and regulations and the provisions of the Indentures so long as the notes remain in book-entry form, each such payment will be made as described under —“BOOK ENTRY SETTLEMENT AND CLEARANCE” below.

Interest on each note payable on any interest payment date will be paid to the person in whose name that note is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any note, the defaulted interest may be paid to the holder of that note as of the close of business on a date between 10 and 15 days before the date proposed by EFH Corp. for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that note may be listed, if the Trustee finds it workable. (Indenture, Section 307.)

The principal of, and premium, if any, and interest on the notes at maturity will be payable upon presentation of the notes at the corporate trust office of The Bank of New York, in The City of New York, as paying agent for EFH Corp. However, EFH Corp. may choose to make payment of interest by check mailed to the address of the persons entitled to such payment. EFH Corp. may change the place of payment on the notes, appoint one or more additional paying agents (including EFH Corp.) and remove any paying agent, all at the discretion of EFH Corp. (Indenture, Section 602.)

Registration and Transfer

The transfer of notes may be registered, and notes may be exchanged for other notes of the same series or tranche of authorized denominations and with the same terms and principal amount, at the offices of the Trustee in The City of New York. (Indenture, Section 305.) EFH Corp. may designate one or more additional places, or change the place or places previously designated, for the registration of the transfer and the exchange of the notes. (Indenture, Section 602.) No service charge will be made for any registration of transfer or exchange of the notes. However, EFH Corp. may require payment to cover any tax or other governmental charge that may be imposed in connection with such registration of transfer or exchange. EFH Corp. will not be required to execute or to provide for the registration of transfer or the exchange of:

•	any note during the 15 days before an interest payment date;

•	any note during the 15 days before giving any notice of redemption; or

•	any note selected for redemption except the unredeemed portion of any note being redeemed in part.

(Indenture, Section 305.)

Defeasance

EFH Corp. will be discharged from its obligations on the notes of a particular series if it irrevocably deposits with the Trustee or any paying agent, other than EFH Corp., sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of notes. (Indenture, Section 701.)

Limitation on Liens

So long as any notes are outstanding, EFH Corp. will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Subsidiary, as defined below, now or hereafter owned by EFH Corp., to secure any Indebtedness, as defined below, without also securing the outstanding notes, and all other indebtedness entitled to be so secured, equally and ratably with the Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured.

This restriction does not apply to, or prevent the creation or existence of, and in connection with (1) and (2) below, any extension, renewal or refunding of:

(1)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time the capital stock is acquired by EFH Corp. or within 270 days after that time to secure all or a portion of the purchase price for the capital stock;

(2)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time the capital stock is acquired by EFH Corp., whether or not the secured obligations are assumed by EFH Corp.; or

(3)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that either:

(a)	the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30 day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

(b)	the payment of the lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

(c)	so long as the lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

Notwithstanding the foregoing, EFH Corp. may, without securing the notes, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any Subsidiary now or hereafter owned by EFH Corp. to secure any Indebtedness that would otherwise be subject to the foregoing restriction, up to an aggregate amount which, together with all other such Indebtedness, does not exceed 5% of Consolidated Capitalization, as defined below.

For the purposes of this subsection – “Limitation on Liens,” the following terms have the meanings given:

“Assets,” with respect to any entity, means the whole or any part of its business, property, assets, cash and receivables.

“Consolidated Capitalization” means the sum of:

(i) Consolidated Shareholders’ Equity;

(ii) Consolidated Indebtedness for money borrowed, which is total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

(iii) any preference or preferred stock of EFH Corp. or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

“Consolidated Indebtedness” means total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries.

“Consolidated Shareholders’ Equity” means the total Assets of EFH Corp. and its Consolidated Subsidiaries less all liabilities of EFH Corp. and its Consolidated Subsidiaries. As used in this definition, “liabilities” means all obligations that would, in accordance with generally accepted accounting principles in the U.S., be classified on a balance sheet as liabilities, including without limitation:

(i) indebtedness secured by property of EFH Corp. or any of its Consolidated Subsidiaries whether or not EFH Corp. or the Consolidated Subsidiary is liable for the payment of the indebtedness unless, in the case that EFH Corp. or the Consolidated Subsidiary is not so liable, the property has not been included among the Assets of EFH Corp. or the Consolidated Subsidiary on the balance sheet;

(ii) deferred liabilities; and

(iii) indebtedness of EFH Corp. or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of EFH Corp. or such Consolidated Subsidiary.

As used in this definition, “liabilities” includes preference or preferred stock of EFH Corp. or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

“Consolidated Subsidiary” means, at any date, any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of EFH Corp. in its consolidated financial statements as of that date.

“Indebtedness” means:

(i) all indebtedness created or assumed by EFH Corp. for the repayment of money borrowed;

(ii) all indebtedness for money borrowed secured by a lien upon property owned by EFH Corp. and upon which indebtedness for money borrowed EFH Corp. customarily pays interest, although EFH Corp. has not assumed or become liable for the payment of the indebtedness for money borrowed; and

(iii) all indebtedness of others for money borrowed which is guaranteed as to payment of principal by EFH Corp. or in effect guaranteed by EFH Corp. through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of EFH Corp. in respect of indebtedness for money borrowed or other obligations incurred by others.

“Subsidiary” means an entity in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by EFH Corp. and/or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock, or its equivalent ownership interest, that ordinarily has voting power for the election of directors or their equivalent, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

(Indenture, Section 608.)

The limitation on liens will not apply to any capital stock owned by subsidiaries of EFH Corp., except as discussed under – “Assignment of Obligations” below, or to any assets (other than capital stock) owned by EFH Corp. or any of its Subsidiaries.

Assignment of Obligations

EFH Corp. may assign its obligations under any series of notes and the related Indenture to a wholly-owned subsidiary, provided that no event of default under such Indenture, or event which with the passage of time or the giving of required notice, or both, would become an event of default under such Indenture, has occurred and is continuing. The subsidiary must assume in writing EFH Corp.’s obligations under the notes and under the related Indenture. EFH Corp. must fully and unconditionally guarantee the payment of the obligations of the assuming subsidiary under the notes and the related Indenture. EFH Corp. must also deliver to the Trustee an opinion of counsel to the effect that holders of the notes, or portions of the principal amount thereof, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the assignment and assumption.

If such an assignment is made:

•	EFH Corp. will be released and discharged from all its other obligations under the notes and the related Indenture;

•	any covenants made by EFH Corp. with respect to the notes would become solely covenants of, and would relate only to, the assuming subsidiary; and

•

there would be no limitation on liens on the capital stock of any Subsidiary, as defined above under – “Limitations on Liens,” that is owned by EFH Corp., but the limitation will apply to capital stock of any subsidiary owned by the assuming subsidiary.

Consolidation, Merger and Sale of Assets

Under the terms of the Indentures, EFH Corp. may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases EFH Corp.’s properties and assets substantially as an entirety, is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes EFH Corp.’s obligations on all Debt Securities and under the Indentures;

•

immediately after giving effect to the transaction, no event of default under the Indenture, or event which, after notice or lapse of time or both, would become an event of default under the Indenture, shall have occurred and be continuing; and

•	EFH Corp. shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in the Indentures.

(Indenture, Section 1101.)

The terms of the Indentures do not restrict:

•	any consolidation or merger in which EFH Corp. is the surviving entity;

•	any conveyance, transfer or lease of any part of the properties of EFH Corp. which does not constitute conveyance, transfer or lease of its properties and assets substantially as an entirety; or

•

the approval or consent of EFH Corp. to any consolidation or merger of any direct or indirect subsidiary or affiliate of EFH Corp., or any conveyance, transfer or lease by any subsidiary or affiliate of any of its assets.

(Indenture, Section 1103.)

Events of Default

“Event of default,” when used in any Indenture with respect to a particular series of notes, means any of the following:

•	failure to pay interest on any note of that series for 30 days after it is due;

•	failure to pay the principal of or any premium on any note of that series when due;

•

failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of notes, that continues for 90 days after EFH Corp. receives written notice from the Trustee, or EFH Corp. and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding notes of that series; or

•	events of bankruptcy, insolvency or reorganization of EFH Corp. (but not of any subsidiary of EFH Corp.) specified in the Indenture.

(Indenture, Section 801.)

An event of default for a particular series of notes does not necessarily constitute an event of default for any other series of notes issued under the Indenture. The Trustee may withhold notice to the holders of notes of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

Remedies

If an event of default under an Indenture for notes of a particular series, including each series of the notes, occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of all the notes of that series may declare the entire principal amount of all the notes of that series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding Debt Securities under an Indenture, only the Trustee or holders of at least 33% in aggregate principal amount of all outstanding Debt Securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

At any time after a declaration of acceleration with respect to the notes of a particular series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

•	EFH Corp. has paid or deposited with the Trustee a sum sufficient to pay:

(1)	all overdue interest on all notes of that series;

(2)	the principal of and premium, if any, on any notes of that series that have otherwise become due and interest that is currently due;

(3)	interest on overdue interest; and

(4)	all amounts due to the Trustee under the relevant Indenture; and

•	any other event of default under the Indenture with respect to the notes of that series has been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of EFH Corp. (Indenture, Section 802.)

Other than its duties in case of an event of default under an Indenture, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (Indenture, Section 903.) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default under the Indenture relates to more than one series of Debt Securities, only the holders of a majority in aggregate principal amount of all affected series of Debt Securities, considered as one class, will have the right to give this direction. The Trustee is not obligated to comply with directions that conflict with law or other provisions of an Indenture. (Indenture, Section 812.)

No holder of notes of any series will have any right to institute any proceeding under an Indenture, or any remedy under an Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under that Indenture;

•

the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

•

the Trustee has failed to institute any proceeding for 60 days after notice and has not received during such period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing, inconsistent with the written request of holders referred to above.

(Indenture, Section 807.)

However, these limitations do not apply to a suit by a holder of a note for payment of the principal of or premium, if any, or interest on the note on or after the applicable due date. (Indenture, Section 808.)

EFH Corp. will provide to the Trustee an annual statement by an appropriate officer as to its compliance with all conditions and covenants under the Indentures. (Indenture, Section 606.)

Modification and Waiver

Without the consent of any holder of the notes, EFH Corp. and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of EFH Corp. in an Indenture and in any notes;

•	to add additional covenants of EFH Corp. or to surrender any right or power conferred upon EFH Corp. under an Indenture;

•	to add additional events of default under an Indenture;

•

to change or eliminate or add any provision to an Indenture; provided, however, that if the change, elimination or addition will adversely affect the interests of the holders of notes of any series in any material respect, it will become effective only:

(1)	when the consent of the holders of notes of such series has been obtained in accordance with the relevant Indenture; or

(2)	when no notes of the affected series remain outstanding under the relevant Indenture;

•	to provide collateral security for all but not part of the notes;

•	to establish the form or terms of Debt Securities of any other series as permitted by an Indenture;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, notes may be surrendered for registration of transfer or exchange and notices to EFH Corp. may be served;

•	to cure any ambiguity or inconsistency; or

•

to make any other changes to or add provisions with respect to matters and questions arising under an Indenture, provided that the action will not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

(Indenture, Section 1201.)

The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding to which certain restrictive provisions contained or provided for in an Indenture apply, considered as one class, may waive compliance by EFH Corp. with such provisions. (Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding notes of any series may waive any past default under an Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series affected. (Indenture, Section 813.)

If the Trust Indenture Act is amended after the date of an Indenture in such a way as to require changes to that Indenture, that Indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. EFH Corp. and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1201.)

The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series, including holders of the notes, then outstanding, considered as one class, is required for all other modifications to an Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of the holder of each outstanding Debt Security of each series so directly affected:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of an Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify some of the provisions of an Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series.

(Indenture, Section 1202.)

A supplemental indenture that changes the Indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under an Indenture of the holders of the Debt Securities of any other series. (Indenture, Section 1202.)

The Indenture provides that Debt Securities owned by EFH Corp. or anyone else required to make payment on the Debt Securities or their respective affiliates shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

EFH Corp. may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but EFH Corp. shall have no obligation to do so. If EFH Corp. fixes a record date, that request, demand, authorization, direction, notice, consent, waiver or other such act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other such act of the holders. For that purpose, the outstanding notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other such act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Trustee or EFH Corp. in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 104.)

Resignation of a Trustee

The Trustee may resign at any time by giving written notice to EFH Corp. or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and EFH Corp. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if EFH Corp. has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the relevant Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with such Indenture. (Indenture, Section 910.)

Notices

Notices to holders of the notes of each series will be given by mail to the addresses of such holders as they may appear in the security register for the notes of that series. (Indenture, Section 106.)

Title

EFH Corp., the Trustee, and any agent of EFH Corp. or of the Trustee, may treat the person in whose name any note is registered as the absolute owner of that note, whether or not such note may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indentures and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section 112.)

Information About the Trustee

The Trustee under each Indenture will be The Bank of New York. In addition to acting as Trustee, The Bank of New York acts, and may act, as trustee under various other indentures, trusts and guarantees of EFH Corp. and its affiliates. EFH Corp. and its affiliates maintain deposit accounts and credit and liquidity facilities and conduct other commercial and investment banking transactions with the Trustee and its affiliates in the ordinary course of their businesses.

BOOK ENTRY SETTLEMENT AND CLEARANCE

The notes are represented by one or more global notes in registered form without interest coupons (collectively, the “global notes”). The global notes have been deposited with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or Cede & Co., its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, Société Anonyme (“Clearstream, Luxembourg”), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York State Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	DTC will credit portions of the principal amount of the global notes to the accounts of the Participants; and

•

ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) that are Participants. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Additional Interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the relevant indenture. Under the terms of the indentures, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or its agents will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for certificated notes if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary; or

•	there has occurred and is continuing an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal, interest and premium, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time-zone differences, credits of interests in the global notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions involving interests in such global notes settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the global notes by or through a Clearstream, Luxembourg participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date of this prospectus. Unless otherwise stated, this summary deals only with notes held as capital assets (generally, property held for investment).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors regarding the tax consequences of an investment in the notes.

This summary does not represent a detailed description of the U.S. federal income and estate tax consequences that may be applicable to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. You should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes.

Payments of Interest.

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchase a note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its principal amount, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes

Upon the sale, exchange, retirement, or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income as discussed above) and the adjusted tax basis of the note. Your adjusted tax basis in a note will, in general, be your cost for that note increased by any market discount previously included in income and reduced by any amortization premium. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other taxable disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided you furnish us with a properly executed IRS Form W-8ECI as discussed above in “—U.S. Federal Withholding Tax”) in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder of notes is described in the first bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax in the same manner as effectively connected interest as described above. If a non-U.S. holder of notes is described in the second bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax at a statutory rate of 30%, which gain may be offset by certain losses.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest paid on the notes and to the proceeds of a sale or other disposition (including retirement or a redemption) of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including retirement or a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such employee benefit plan, plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties.

In considering an investment in the notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the Market Maker are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the acquisition and holding of the notes are the U.S. Department of Labor prohibited transaction class exemption (“PTCE”) 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each holder and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder or transferee to acquire or hold the notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the notes or any interest therein by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the acquisition and holding of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by the Market Maker and its affiliates in connection with offers and sales of the notes in market-making transactions in the secondary market effected from time to time.

The Market Maker and its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

From time to time, the Market Maker and its affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, the Market Maker and certain of its affiliates have provided, and may in the future provide from time to time, certain investment banking and commercial banking services and financial advisory services for certain of our subsidiaries and for the members of the Sponsor Group and certain of their affiliates, for which they have received, or will receive, customary fees.

The Market Maker is one of the members of the Sponsor Group. See “The Transactions-Equity Contributions.” The Sponsor Group indirectly owns approximately 60% of our capital stock on a fully-diluted basis through its investment in Texas Holdings, which owns approximately 99% of our capital stock. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s LLC Agreement, to have shared voting or dispositive power over Texas Holdings.

Each of Scott Lebovitz, Kenneth Pontarelli and Thomas Ferguson, who are members of EFH Corp.’s board of directors, are employees of the Market Maker or its affiliates.

An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, the TCEH senior secured facilities. This affiliate is also the sole lead arranger, sole bookrunner and posting agent for the TCEH commodity collateral posting facility. An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, the Oncor revolving credit facility. The Market Maker acted as dealer manager for the offers to purchase and consent solicitations with respect to the Specified Notes. See “The Transactions—Debt Repayment.”

The Market Maker and/or its affiliates currently own, and may from time to time trade, the notes for their own accounts in connection with their principal activities. Such sales may be made pursuant to this prospectus or otherwise pursuant to an applicable exemption from registration. Additionally, in the future, the Market Maker and/or its affiliates may, from time to time, own notes as a result of market-making activities.

We have been advised by the Market Maker that, subject to applicable laws and regulations, the Market Maker or its affiliates currently intend to make a market in the notes. However, the Market Maker is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will be sustained. See “Risk Factors—Risks Related to the Notes—Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.”

We have agreed to indemnify the Market Maker against certain liabilities, including liabilities under the Securities Act, and to pay expenses in connection with the performance of our obligations relating to the market-making activities of the Market Maker and its affiliates.

LEGAL MATTERS

The validity and enforceability of the notes have been passed upon for us by Andrew M. Wright, Vice President & Associate General Counsel of EFH Corporate Services Company, Dallas, Texas. Mr. Wright beneficially owns 100,000 shares of common stock of EFH Corp., including 50,000 shares issuable upon exercise of vested options. In addition, Mr. Wright has unvested stock options to purchase an additional 200,000 shares of common stock of EFH Corp.

EXPERTS

The financial statements incorporated in this prospectus by reference from EFH Corp.’s Current Report on Form 8-K dated May 20, 2009, and the effectiveness of EFH Corp.’s internal control over financial reporting incorporated by reference from EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph related to EFH Corp. completing its merger with Texas Energy Future Merger Sub Corp and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007, EFH Corp.’s adoption of SFAS 160, the provisions of FASB Staff Position No. FIN 39-1 and reclassification of results of its commodity hedging and trading activities on a retrospective basis, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2009 and 2008 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference herein (which report includes an explanatory paragraph related to the adoption of SFAS 160), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

AVAILABLE INFORMATION

EFH Corp. files annual, quarterly and current reports and other information with the SEC. You may read and copy any document EFH Corp. has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate certain information into this prospectus by reference to other documents that we file with the SEC. This means that we can disclose important information to you for purposes of this prospectus by referring you to other documents that have been filed separately with the SEC.

We incorporate into this prospectus by reference our Annual Report on Form 10-K for the year ended December 31, 2008 that we filed with the SEC on March 3, 2009 (except for items 6, 7 and 8 which have been superceded by the Current Report on Form 8-K that we filed with the SEC on May 20, 2009); our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 that we filed with the SEC on May 1, 2009; and our Current Report on Form 8-K that we filed with the SEC on May 20, 2009. Copies of these filings are available free of charge by writing to Energy Future Holdings Corp., Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411, Attention: Investor Relations, or by telephoning us at 214-812-4600.

The information incorporated by reference is an important part of this prospectus. You should rely only upon the information provided in this prospectus and the information incorporated into this prospectus by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus. None of our future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act will be deemed incorporated into this prospectus by reference.

ENERGY FUTURE HOLDINGS CORP.

$1,000,000,000 5.55% Exchange Series P Senior Notes due 2014

$750,000,000 6.50% Exchange Series Q Senior Notes due 2024

$750,000,000 6.55% Exchange Series R Senior Notes due 2034

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The Market Maker has agreed to be responsible for certain out-of-pocket expenses relating to this registration statement. EFH Corp. remains responsible for internal expenses relating to this registration statement, including all salaries and expenses of its officers and employees performing legal or accounting duties. The out-of-pocket expenses for which the Market Maker is responsible in connection with the preparation of this registration statement are estimated to total approximately $60,000.

Item 14.	Indemnification of Directors and Officers.

EFH Corp. is a corporation formed under the Texas Business Organizations Code (the “TBOC”).

TBOC

Section 8.051 of the TBOC states that: (a) An enterprise shall indemnify a governing person, former governing person, or delegate against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a governing person or delegate if the person is wholly successful, on the merits or otherwise, in the defense of the proceeding. (b) A court that determines, in a suit for indemnification, that a governing person, former governing person, or delegate is entitled to indemnification under this section shall order indemnification and award to the person the expenses incurred in securing the indemnification.

Section 8.052 of the TBOC states as follows:

(a) On application of a governing person, former governing person, or delegate and after notice is provided as required by the court, a court may order an enterprise to indemnify the person to the extent the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

(b) This section applies without regard to whether the governing person, former governing person, or delegate applying to the court satisfies the requirements of Section 8.101 or has been found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

(c) The indemnification ordered by the court under this section is limited to reasonable expenses if the governing person, former governing person, or delegate is found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

Section 8.101 of the TBOC states as follows:

(a) An enterprise may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 if it is determined in accordance with Section 8.103 that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

(b) Action taken or omitted by a governing person or delegate with respect to an employee benefit plan in the performance of the person’s duties for a purpose reasonably believed by the person to be in the interest of the participants and beneficiaries of the plan is for a purpose that is not opposed to the best interests of the enterprise.

(c) Action taken or omitted by a delegate to another enterprise for a purpose reasonably believed by the delegate to be in the interest of the other enterprise or its owners or members is for a purpose that is not opposed to the best interests of the enterprise.

(d) A person does not fail to meet the standard under Subsection (a)(1) solely because of the termination of a proceeding by: (1) judgment; (2) order; (3) settlement; (4) conviction; or (5) a plea of nolo contendere or its equivalent.

Section 8.102 of the TBOC states as follows:

(a) Subject to Subsection (b), an enterprise may indemnify a governing person, former governing person, or delegate against: (1) a judgment; and (2) expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding.

(b) Indemnification under this subchapter of a person who is found liable to the enterprise or is found liable because the person improperly received a personal benefit: (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding; (2) does not include a judgment, a penalty, a fine, and an excise or similar tax, including an excise tax assessed against the person with respect to an employee benefit plan; and (3) may not be made in relation to a proceeding in which the person has been found liable for: (A) willful or intentional misconduct in the performance of the person’s duty to the enterprise; (B) breach of the person’s duty of loyalty owed to the enterprise; or (C) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.

(c) A governing person, former governing person, or delegate is considered to have been found liable in relation to a claim, issue, or matter only if the liability is established by an order, including a judgment or decree of a court, and all appeals of the order are exhausted or foreclosed by law.

Restated Certificate of Formation of EFH Corp.

Article IX of the Restated Certificate of Formation of EFH Corp. provides as follows:

1. Right to Indemnification. Subject to the limitations and conditions as provided in this Article IX, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such proceeding, and indemnification under this Article IX shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article IX shall be deemed contract rights, and no amendment, modification or repeal of this Article IX shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article IX could involve indemnification for negligence or under theories of strict liability.

2. Advancement of Expenses. The right to indemnification conferred in this Article IX shall include the right to be paid or reimbursed by the Corporation the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such indemnified person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article IX and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article IX or if such indemnification is prohibited by applicable law.

3. Indemnification of Employees and Agents. The Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to an employee or agent of the Corporation to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article IX; and the Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to persons who are not or were not directors, officers, employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person to the same extent that it may indemnify and advance expenses to directors and officers under this Article IX.

4. Appearance as a Witness. Notwithstanding any other provision of this Article IX, the Corporation may pay or reimburse expenses incurred by a director, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

5. Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to this Article IX may have or hereafter acquire under any law (common or statutory), provision of this certificate of formation or the bylaws of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise.

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6. Insurance. The Corporation may purchase, procure, establish and maintain, at its expense, insurance or another arrangement to indemnify or hold harmless, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article IX.

7. Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director, officer or any other person indemnified pursuant to this Article IX as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

For purposes of this Article IX, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer, manager, member or employee of the Corporation which imposes duties on, or involves services by, such director, officer, manager, member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Article X of the Restated Certificate of Formation of EFH Corp. provides as follows:

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any act or omission in the director’s capacity as a director, except that this provision does not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for:

(a) a breach of the director’s duty of loyalty to the Corporation or its shareholders;

(b) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or that involves intentional misconduct or a knowing violation of the law;

(c) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or

(d) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

If the TBOC is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of this Article X shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

Amended and Restated Bylaws of EFH Corp.

Section 15 of the Amended and Restated Bylaws of EFH Corp. provides as follows:

Without further specific approval of the shareholders of the Corporation, the Corporation may purchase, enter into, maintain or provide insurance, indemnification or other arrangements for the benefit of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving another entity at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary, to the fullest extent permitted by the laws of the State of Texas, including without limitation Chapter 8 of the Texas Business Organizations Code or any successor provision, against any liability asserted against or incurred by any such person in any such capacity or arising out of such person’s service in such capacity whether or not the Corporation would otherwise have the power to indemnify against any such liability under the Texas Business Organizations Code. If the laws of the State of Texas are amended to authorize the purchase, entering into, maintaining or providing of insurance, indemnification or other arrangements in the nature of those permitted hereby to a greater extent than presently permitted, then the Corporation shall have the power and authority to purchase, enter into, maintain and provide any additional arrangements in such regard as shall be permitted from time to time by the laws of the State of Texas without further approval of the shareholders of the Corporation. No repeal or modification of such laws or this Section 15 shall adversely affect any such arrangement or right to indemnification existing at the time of such repeal or modification.

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Certain Other Arrangements

In addition to indemnification by EFH Corp. pursuant to its Restated Certificate of Formation and its Amended and Restated Bylaws, the directors, officers, managers, members, employees, agents and similar functionaries of the registrant are generally also entitled to indemnification and exculpation for certain monetary damages to the extent provided in the registrant’s organizational documents or under the statutes under which the registrant is organized.

EFH Corp. maintains a directors’ and officers’ liability insurance policy that covers the directors and officers of the registrant in amounts that EFH Corp. believes are customary for companies similarly situated, including for liabilities in connection with the registration and offering of the notes.

In addition, pursuant to the Management Agreement entered into with the members of the Sponsor Group and their affiliates, EFH Corp. has agreed to customary exculpation and indemnification provisions for the benefit of the members of the Sponsor Group, their affiliates, directors, officers and certain other persons.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibits	Previously Filed* With File Number	As Exhibit

(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

2(a)	1-12833 Form 8-K (filed February 26, 2007)	2.1	—

Agreement and Plan of Merger, dated February 25, 2007, by and among Energy Future

Holdings Corp. (formerly known as EFH Corp.), Texas Energy Future Holdings Limited

Partnership and Texas Energy Future Merger Sub Corp

(3(i))	Articles of Incorporation

3(a)	1-12833 Form 8-K (filed October 11, 2007)	3.1	—	Restated Certificate of Formation of Energy Future Holdings Corp.

(3(ii))	By-laws

3(b)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	3(a)	—	Amended and Restated Bylaws of Energy Future Holdings Corp.

(4)	Instruments Defining the Rights of Security Holders, Including Indentures** Energy Future Holdings Corp.

4(a)	1-12833 Form 10-K (1997) (filed March 27, 1998)	4(c)	—

Indenture (For Unsecured Debt Securities Series P), dated as of November 1, 2004, between

Energy Future Holdings Corp. and The Bank of New York Mellon (formerly known as The

Bank of New York). Energy Future Holdings Corp.’s Indentures for its Series Q and R

Senior Notes are not being filed as they are substantially similar to this Indenture

Exhibits	Previously Filed* With File Number	As Exhibit
4(b)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(q)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 5.55% Series P Senior Notes due November 15, 2014

4(c)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(r)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.50% Series Q Senior Notes due November 15, 2024

4(d)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(s)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.55% Series R Senior Notes due November 15, 2034

4(e)	1-12833 Form 8-K (filed October 31, 2007)	4.1	—	Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017

Oncor Electric Delivery Company LLC

4(f)	333-100240 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC (formerly Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company) and The Bank of New York Mellon, as Trustee

4(g)	1-12833 Form 8-K (filed October 31, 2005)	10.1	—	Supplemental Indenture No. 1, dated October 25, 2005, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon

4(h)	333-100240 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated May 6, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2012 and 7.000% Senior Notes (formerly Senior Secured Notes) due 2032

4(i)	333-106894 Form S-4 (filed July 9, 2003)	4(c)	—	Officer’s Certificate, dated December 20, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2015 and 7.250% Senior Notes (formerly Senior Secured Notes) due 2033

4(j)	333-100242 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture (for Unsecured Debt Securities), dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon, as Trustee

4(k)	333-100242 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated August 30, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 7.00% Debentures due 2022

4(l)	333-100242 Form 8-K (filed September 9, 2008)	4.1	—	Officer’s Certificate, dated September 8, 2008, establishing the terms of Oncor’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

Exhibits	Previously Filed* With File Number	As Exhibit
4(m)	333-100242 Form 8-K (filed September 9, 2008)	4.2	—	Registration Rights Agreement, dated September 8, 2008, among Oncor and the representatives of the several initial purchasers of Oncor’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

4(n)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(b)	—	Supplemental Indenture No. 2, dated May 15, 2008, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(o)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(c)	—	Supplemental Indenture No. 1, dated May 15, 2008, to Indenture and Deed of Trust, dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(p)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(a)	—	Deed of Trust, Security Agreement and Fixture Filing, dated May 15, 2008, by Oncor Electric Delivery Company LLC, as Grantor, to and for the benefit of The Bank of New York, as Collateral Agent.

4(q)	333-100240 Form 10-K (2008) (filed March 2, 2009)	4(n)	—	First Amendment to Deed of Trust, dated as of March 2, 2009, by and between Oncor Electric Delivery Company LLC and The Bank of New York Mellon (formerly The Bank of New York) as Trustee and Collateral Agent.

Texas Competitive Electric Holdings Company LLC

4(r)	333-108876 Form 8-K (filed October 31, 2007)	4.2	—	Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015

4(s)	1-12833 Form 8-K (filed December 12, 2007)	4.1	—	First Supplemental Indenture, dated as of December 6, 2007, to Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016

(5)	Opinion re Legality
5(a)			—	Opinion of Andrew M. Wright, Vice President and Associate General Counsel of EFH Corporate Services Company

(10)	Material Contracts
Management Contracts; Compensatory Plans, Contracts and Arrangements

10(a)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(a)	—	2007 Stock Incentive Plan for Key Employees of Energy Future Holdings Corp. and its Affiliates

Exhibits	Previously Filed* With File Number	As Exhibit
10(b)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(b)	—	Registration Rights Agreement by and among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp. and the stockholders party thereto

10(c)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(c)	—	Summary of Consulting Arrangement, between Donald Evans and Energy Future Holdings Corp.

10(d)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(d)	—	Consulting Agreement, dated December 5, 2007, between James R. Huffines and Energy Future Holdings Corp.

10(e)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(e)	—	Consulting Agreement, dated December 5, 2007, between Lyndon Olson and Energy Future Holdings Corp.

10(f)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(f)	—	Energy Future Holdings Corp. Non-employee Director Compensation Arrangements

10(g)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(a)	—	Form of Stockholder’s Agreement (for Directors), by and among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and the stockholder party thereto

10(h)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(b)	—	Form of Sale Participation Agreement (for Directors), by and between Texas Energy Future Holdings Limited Partnership and the stockholder party hereto

10(i)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(i)	—	EFH Executive Annual Incentive Plan, as amended and restated, effective as of January 1, 2008

10(j)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(l)	—	EFH Salary Deferral Program, as amended and restated, effective October 10, 2007

10(k)	1-12833 Form 8-K (filed May 23, 2005)	10.7	—	Energy Future Holdings Corp. 2005 Executive Severance Plan

10(l)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(n)	—	Amendment to the Energy Future Holdings Corp. 2005 Executive Severance Plan and Summary Description

Exhibits	Previously Filed* With File Number	As Exhibit
10(m)	1-12833 Form 8-K (filed May 23, 2005)	10.6	—	Energy Future Holdings Corp. Executive Change in Control Policy

10(n)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(p)	—	Amendment to the Energy Future Holdings Corp. Executive Change in Control Policy

10(o)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(gg)	—	EFH Split Dollar Life Insurance Program, as amended and restated, executed March 2, 2006, effective as of May 20, 2005

10(p)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(n)	—	Amendment to the EFH Split Dollar Life Insurance Program, effective as of October 10, 2007

10(q)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(q)	—	EFH Second Supplemental Retirement Plan, as amended and restated, effective as of October 10, 2007

10(r)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(p)	—	Employment Agreement, dated January 6, 2008, by and between John F. Young and Energy Future Holdings Corp.

10(s)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(e)	—	Form of Non-Qualified Stock Option Agreement (For Executive Officers)

10(t)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(q)	—	Energy Future Holdings Corp. Key Employee Non-Qualified Stock Option Agreement, dated as of February 1, 2008, by and between John F. Young and Energy Future Holdings Corp.

10(u)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(f)	—	Form of Management Stockholder’s Agreement (For Executive Officers)

10(v)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(r)	—	Management Stockholder’s Agreement, dated as of February 1, 2008, by and among John F. Young, Texas Energy Future Holdings Limited Partnership and Energy Future Holdings Corp.

10(w)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(g)	—	Form of Sale Participation Agreement (For Executive Officers)

Exhibits	Previously Filed* With File Number	As Exhibit
10(x)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(s)	—	Sale Participation Agreement, dated as of February 1, 2008, by and between John F. Young and Texas Energy Future Holdings Limited Partnership

10(y)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(y)	—	Amended and Restated Employment Agreement, dated as of July 1, 2008, by and between Paul M. Keglevic and Energy Future Holdings Corp.

10(z)	1-12833 Form 10-K (2004) (filed March 16, 2005)	10(l)	—	Employment Agreement, dated May 9, 2008, by and among David Campbell, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(aa)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(y)	—	Additional Payment Agreement, dated October 10, 2007, by and among David Campbell, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

10(bb)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(i)	—	Employment Agreement, dated May 9, 2008, by and among Michael Greene, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(cc)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(h)	—	Employment Agreement, dated May 9, 2008, by and between Rob Walters and Energy Future Holdings Corp.

10(dd)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(bb)	—	Severance and Release Agreement, dated March 31, 2008, by and between David P. Poole and Energy Future Holdings Corp.

10(ee)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(p)	—	Amended and Restated Employment Agreement, dated May 9, 2008, by and among James Burke, Energy Future Holdings Corp. and TXU Energy Retail Company LLC

10(ff)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ff)	—	Additional Payment Agreement, dated October 10, 2007, by and among James Burke, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

10(gg)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(k)	—	Employment Agreement, dated May 9, 2008, by and among Charles R. Enze, Energy Future Holdings Corp. and Luminant Holding Company LLC

Exhibits	Previously Filed* With File Number	As Exhibit
10(hh)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(a)	—	Employment Agreement, dated May 23, 2008, by and between M. Rizwan Chand and Energy Future Holdings Corp.

10(ii)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(ii)	—	Amended and Restated Employment Agreement, dated July 7, 2008, by and between Luminant Holding Company LLC, Energy Future Holdings Corp. and Mark Allen McFarland

10(jj)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(nn)	—	Deferred Share Agreement, dated October 9, 2007, by and between James Burke and Texas Energy Future Holdings Limited Partnership

10(kk)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(oo)	—	Deferred Share Agreement, dated October 9, 2007, by and between Charles Enze and Texas Energy Future Holdings Limited Partnership

10(ll)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(qq)	—	Deferred Share Agreement, dated October 9, 2007, by and between Michael Greene and Texas Energy Future Holdings Limited Partnership

10(mm)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(mm)	—	Employment Arrangement between Mike Blevins and Luminant Holding Company LLC

10(nn)	333-157049 Form S-1 (filed January 30, 2009)	10(kk)	—	Severance and Release Agreement dated January 15, 2009, by and among Luminant Holding Company LLC, EFH Corp. and Michael McCall.

Credit Agreements

10(oo)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.C	—	$24,500,000,000 Credit Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, as the borrower, the several lenders from time to time parties thereto, Citibank, N.A., as administrative agent, collateral agent, swingline lender, revolving letter of credit issuer and deposit letter of credit issuer, Goldman Sachs Credit Partners L.P., as posting agent, posting syndication agent and posting documentation agent, J. Aron & Company, as posting calculation agent, JPMorgan Chase Bank, N.A., as syndication agent and revolving letter of credit issuer, Credit Suisse, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P., Lehman Brothers Inc., Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and bookrunners, and Goldman Sachs Credit Partners L.P., as posting lead arranger and bookrunner

Exhibits	Previously Filed* With File Number	As Exhibit
10(pp)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ss)	—	Guarantee Agreement, dated as of October 10, 2007, by the guarantors party thereto in favor of Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(qq)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(tt)	—	Pledge Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary pledgors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(rr)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(uu)	—	Security Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary grantors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(ss)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vv)	—	Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing to Fidelity National Title Insurance Company, as Trustee, for the benefit of Citibank, N.A., as Beneficiary

10(tt)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ww)	—	Collateral Agency and Intercreditor Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary guarantors party thereto, Citibank, N.A., as administrative agent and collateral agent, Lehman Brothers Commodity Services Inc., J. Aron & Company, Morgan Stanley Capital Group Inc., Citigroup energy Inc., and each other secured commodity hedge counterparty from time to time party thereto, and any other person that becomes a secured party pursuant thereto

10(uu)	333-100240 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.A	—	$2,000,000,000 Revolving Credit Agreement, dated as of October 10, 2007, among Oncor Electric Delivery Company LLC, as the borrower, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, fronting bank and swingline lender, Citibank, N.A., as syndication agent and fronting bank, Credit Suisse, Cayman Islands Branch, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc., Morgan Stanley Senior Funding, Inc. as co-documentation agents, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners L.P., Lehman Brothers Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and bookrunners

Other Material Contracts

10(vv)	1-12833 Form 10-Q (Quarter ended June 30, 2004) (filed August 6, 2004)	10(l)	—	Master Framework Agreement, dated May 17, 2004, by and between Oncor Electric Delivery Company LLC and CapGemini Energy LP

Exhibits	Previously Filed* With File Number	As Exhibit
10(ww)	1-12833 Form 10-Q (Quarter ended June 30, 2004) (filed August 6, 2004)	10(m)	—	Master Framework Agreement, dated May 17, 2004, by and between Texas Competitive Electric Holdings Company LLC and CapGemini Energy LP

10(xx)	333-100240 Form 8-K (filed August 13, 2008)	10.1	—	Contribution and Subscription Agreement, dated as of August 12, 2008, by and between Oncor and Texas Transmission Investment LLC

10(yy)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(eee)	—	Stipulation as approved by the PUC in Docket No. 34077

10(zz)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(fff)	—	Amendment to Stipulation Regarding Section 1, Paragraph 35 and Exhibit B in Docket No. 34077

10(aaa)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(ss)	—	Extension and Modification of Settlement Agreement executed on January 27, 2006, by and among Oncor Electric Delivery Company LLC and Steering Committee of cities served by Oncor Electric Delivery Company LLC, on behalf of the cities listed therein

10(bbb)	1-12833 Form 10-K (2005) (filed March 6, 2006)	10(tt)	—	Agreement to Resolve Outstanding Franchise Issues executed on January 27, 2006, by and among Oncor Electric Delivery Company LLC and Steering Committee of cities served by Oncor Electric Delivery Company LLC, on behalf of the cities listed therein

10(ccc)	1-12833 Form 10-K (2003) (filed March 15, 2004)	10(qq)	—	Lease Agreement, dated as of February 14, 2002, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

10(ddd)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.1	—	First Amendment to Lease Agreement, dated as of June 1, 2007, between U.S. Bank, N.A. (as successor-in-interest to State Street Bank and Trust Company of Connecticut, National Association), as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor, and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

10(eee)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.2	—	Amended and Restated Engineering, Procurement and Construction Agreement, dated as of June 8, 2007, between Oak Grove Management Company LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Texas Competitive Holdings Company LLC, and Fluor Enterprises, Inc., a California corporation (confidential treatment has been requested for portions of this exhibit)

Exhibits	Previously Filed* With File Number	As Exhibit
10(fff)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.B	—	Engineering, Procurement and Construction Agreement, dated as of May 26, 2006, between Texas Competitive Electric Holdings Company LLC (as successor-in-interest to EFC Holdings) and Bechtel Power Corporation (confidential treatment has been requested for portions of this exhibit)

10(ggg)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(iii)	—	Amended and Restated Transaction Confirmation by Generation Development Company LLC (formerly known as TXU Generation Development Company LLC), dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(hhh)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(jjj)	—	Transaction Confirmation by Generation Development Company LLC, dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(iii)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(sss)	—	ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(jjj)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ttt)	—	Schedule to the ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(kkk)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(uuu)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(lll)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vvv)	—	ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(mmm)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(www)	—	Schedule to the ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(nnn)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(xxx)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(ooo)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(yyy)	—	Management Agreement, dated as of October 10, 2007, among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership, Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., Goldman, Sachs & Co. and Lehman Brothers Inc.

10(ppp)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(zzz)	—	Tax Sharing Agreement, dated as of October 10, 2007, among Energy Future Holdings Corp., Oncor Electric Delivery Company LLC and Oncor Electric Delivery Holdings Company LLC

Exhibits	Previously Filed* With File Number	As Exhibit
10(qqq)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	3(a)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008

10(rrr)	1-12833 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(g)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Holdings Company LLC, dated as of November 5, 2008

10(sss)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(c)	—	Investor Rights Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(ttt)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(d)	—	Registration Rights Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(uuu)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(b)	—	Amended and Restated Tax Sharing Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Oncor Management Investment LLC, Texas Transmission Investment LLC, Energy Future Intermediate Holding Company LLC and Energy Future Holdings Corp.

10(vvv)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(cccc)	—	Indemnification Agreement, dated as of October 10, 2007 among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp., Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and Goldman Sachs & Co.

(12)	Statement Regarding Computation of Ratios

12(a)	1-12833 Form 10-K (2008) (filed March 3, 2009)	12(a)	—	Computation of Ratio of Earnings to Fixed Charges, and Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(15)	Letter re unaudited interim financial information

15(a)			—	Letter of Deloitte & Touche LLP, an independent registered public accounting firm

(21)	Subsidiaries of the Registrant

Exhibits	Previously Filed* With File Number	As Exhibit

21(a)	1-12833 Form 10-K (2008) (filed March 3, 2009)	21(a)	—	Subsidiaries of Energy Future Holdings Corp.

(23)	Consents of Experts and Counsel

23(a)			—	Consent of Andrew M. Wright (included as part of the opinion filed as Exhibit 5(a) hereto)

23(b)			—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

24	Power of Attorney

24(a)			—	Powers of Attorney (included in signature pages of this Registration Statement)

25	Statement of Eligibility of Trustee

25	333-125815 Form S-4 (filed June 14, 2005)	25	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Indentures governing the 5.55% Series P Senior Notes due 2014, the 6.50% Series Q Senior Notes due 2024 and the 6.55% Series R Senior Notes due 2034.

(99)	Additional Exhibits

99(a)	Post-Effective Amendment No. 1 to 33-55408 Form S-3 (filed July, 1993)	99(b)	—	Amended Agreement dated as of January 30, 1990, between Energy Future Competitive Holdings Company (formerly known as Texas Utilities Electric Company) and Tex-La Electric Cooperative of Texas, Inc.

99(b)	1-12833 Form 10-K (2008) (filed March 3, 2009)	99(b)	—	Energy Future Holdings Corp. Consolidated Adjusted EBITDA reconciliation for the years ended December 31, 2008 and 2007

99(c)	1-12833 Form 10-K (2008) (filed March 3, 2009)	99(c)	—	TCEH Consolidated Adjusted EBITDA reconciliation for the years ended December 31, 2008 and 2007

99(d)	1-12833 Form 10-Q (2009) (filed May 1, 2009)	99(a)	—	Condensed Statements of Consolidated Income – Twelve Months Ended March 31, 2009.

99(e)	1-12833 Form 10-Q (2009) (filed May 1, 2009)	99(b)	—	Energy Future Holdings Corp. Consolidated Adjusted EBITDA reconciliation for the three and twelve months ended March 31, 2009 and 2008.

99(f)	1-12833 Form 10-Q (2009) (filed May 1, 2009)	99(c)	—	TCEH Consolidated Adjusted EBITDA reconciliation for the three and twelve months ended March 31, 2009 and 2008.

*	Incorporated herein by reference
**

Certain instruments defining the rights of holders of long-term debt of the registrant’s subsidiaries included in the financial statements filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. Registrant hereby agrees, upon request of the SEC, to furnish a copy of any such omitted instrument.

(b) Financial Statement Schedules

None.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 11A or 12 of this Form S-1, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on May 20, 2009.

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ John F. Young
Name:	John F. Young
Title:	President and Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-1 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), relating to offers and sales of 5.55% Series P Senior Notes due November 15, 2014, 6.50% Series Q Senior Notes due November 15, 2024 and 6.55% Series R Senior Notes due November 15, 2034 (collectively, the “Notes”) of Energy Future Holdings Corp. related to market-making transactions in the Notes effected from time to time, and any amendments including post-effective amendments thereto, and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/John F. Young John F. Young	President and Chief Executive Officer and Director	May 20, 2009

/s/Paul M. Keglevic Paul M. Keglevic	Executive Vice President and Chief Financial Officer	May 20, 2009

/s/Stanley J. Szlauderbach Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)	May 20, 2009

/s/Donald L. Evans Donald L. Evans	Chairman	May 20, 2009

/s/Arcilia C. Acosta Arcilia C. Acosta	Director	May 20, 2009

/s/David Bonderman David Bonderman	Director	May 20, 2009

/s/Thomas D. Ferguson Thomas D. Ferguson	Director	May 20, 2009

/s/Frederick M. Goltz Frederick M. Goltz	Director	May 20, 2009

/s/James R. Huffines James R. Huffines	Director	May 20, 2009

/s/Scott Lebovitz Scott Lebovitz	Director	May 20, 2009

/s/Jeffrey Liaw Jeffrey Liaw	Director	May 20, 2009

/s/Marc S. Lipschultz Marc S. Lipschultz	Director	May 20, 2009

/s/Michael MacDougall Michael MacDougall	Director	May 20, 2009

/s/Lyndon L. Olson, Jr. Lyndon L. Olson, Jr.	Director	May 20, 2009

/s/Kenneth Pontarelli Kenneth Pontarelli	Director	May 20, 2009

/s/William K. Reilly William K. Reilly	Director	May 20, 2009

/s/Jonathan D. Smidt Jonathan D. Smidt	Director	May 20, 2009

/s/Kneeland Youngblood Kneeland Youngblood	Director	May 20, 2009